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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)


                               Landair Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    514757103
              -----------------------------------------------------
                                 (CUSIP Number)



                            East Tennessee Foundation
                         550 West Main Street, Suite 550
                           Knoxville, Tennessee 37902
                                 (423) 524-1223


                  (Name, Address and Telephone Number of Person
--------------------------------------------------------------------------------
                Authorized to Receive Notices and Communications


                               September 21, 1999
              -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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---------------------                                        -------------------
 CUSIP No. 514757103               13D                        Page 2 of 8 Pages
---------------------                                        -------------------



--------------------------------------------------------------------------------

  1       NAME OF REPORTING PERSON
          I.R.S IDENTIFICATION NO. OF ABOVE PERSON

          East Tennessee Foundation    62-0807696
--------------------------------------------------------------------------------

  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

  3       SEC USE ONLY

--------------------------------------------------------------------------------

  4       SOURCE OF FUNDS

          00

--------------------------------------------------------------------------------

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          [ ]

--------------------------------------------------------------------------------

  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Tennessee

--------------------------------------------------------------------------------
  NUMBER OF           7       SOLE VOTING POWER
                              700,000 shares of Common Stock
   SHARES
                 ---------------------------------------------------------------
 BENEFICIALLY         8       SHARED VOTING POWER
                              0 shares of Common Stock
  OWNED BY
                 ---------------------------------------------------------------
    EACH              9       SOLE DISPOSITIVE POWER
                              700,000 shares of Common Stock
  REPORTING
                 ---------------------------------------------------------------
   PERSON             10      SHARED DISPOSITIVE POWER
                              0 shares of Common Stock
    WITH
--------------------------------------------------------------------------------

 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          700,000 shares of Common Stock, consisting of 700,000 shares of Common Stock held directly.

--------------------------------------------------------------------------------
 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          [ ]
--------------------------------------------------------------------------------
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          11.5% Common Stock

--------------------------------------------------------------------------------
 14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------





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         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Landair Corporation, a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 430 Airport Road, Greeneville, Tennessee 37745.

         ITEM 2.  IDENTITY AND BACKGROUND.

         East Tennessee Foundation

         East Tennessee Foundation ("ETF"), a Tennessee non-profit corporation.

         ETF is a public non-profit charitable organization established for the purpose of creating permanent resources to enrich lives and strengthen communities in East Tennessee.

         550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         During the last five years, ETF has not been convicted in a criminal proceeding.

         During the last five years, ETF has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         JOAN D. ALLEN

         (a) Joan D. Allen

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) CEO of Aztex Enterprises, P.O. Box 50070, Knoxville, Tennessee 37950-0070. Aztex Enterprises is a chain of convenience stores and gas stations.

         (d) During the last five years, Joan D. Allen has not been convicted in a criminal proceeding.

         (e) During the last five years, Joan D. Allen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



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         (f) Joan D. Allen is a citizen of the United States.

         CHARLES C. ANDERSON, JR.

         (a) Charles C. Anderson, Jr.

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) President and CEO of Anderson News Corporation, 6016 Brookvale Lane, Suite 151, Knoxville, Tennessee 37919. Anderson News Corporation is a retail book sale company.

         (d) During the last five years, Charles C. Anderson, Jr. has not been convicted in a criminal proceeding.

         (e) During the last five years, Charles C. Anderson, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Charles C. Anderson, Jr. is a citizen of the United States.

         JAMES A. BEGALLA

         (a) James A. Begalla

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Manager of World's Fair Park, 525 Henley Street, Knoxville, Tennessee 37902. World's Fair Park is a division of the City of Knoxville.

         (d) During the last five years, James A. Begalla has not been convicted in a criminal proceeding.

         (e) During the last five years, James A. Begalla has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) James A. Begalla is a citizen of the United States.



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         DR. HAROLD A. BLACK

         (a) Dr. Harold A. Black

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Professor of Finance, University of Tennessee Knoxville, 2319 Clipper Lane, Knoxville, Tennessee 37922. The University of Tennessee is a public, postgraduate and undergraduate level educational institution.

         (d) During the last five years, Dr. Harold A. Black has not been convicted in a criminal proceeding.

         (e) During the last five years, Dr. Harold A. Black has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Harold A. Black is a citizen of the United States.

         DR. EDWARD J. BOLING

         (a) Dr. Edward J. Boling

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) President Emeritus, The University of Tennessee, 731 Andy Holt Tower, Knoxville, Tennessee 37996-0175. The University of Tennessee is a public, postgraduate and undergraduate level educational facility.

         (d) During the last five years, Dr. Edward J. Boling has not been convicted in a criminal proceeding.

         (e) During the last five years, Dr. Edward J. Boling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Edward J. Boling is a citizen of the United States.

         JAMES L. CLAYTON

         (a) James L. Clayton



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         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Chief, Board of Directors and CEO of Clayton Manufactured Housing, P.O. Box 9790, Maryville, Tennessee 37802. Clayton Manufactured Housing produces manufactured housing.

         (d) During the last five years, James L. Clayton has not been convicted in a criminal proceeding.

         (e) During the last five years, James L. Clayton has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) James L. Clayton is a citizen of the United States.

         MICHAEL C. CRABTREE

         (a) Michael C. Crabtree

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) CEO of United States Internet, Inc., 1127 North Broadway, Knoxville, Tennessee 37917. United States Internet, Inc., is an internet provider.

         (d) During the last five years, Michael C. Crabtree has not been convicted in a criminal proceeding.

         (e) During the last five years, Michael C. Crabtree has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Michael C. Crabtree is a citizen of the United States.

         NANCY C. DENDER

         (a) Nancy C. Dender

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Community Volunteer, P.O. Box 648, Etowah, Tennessee 37331. As a Community Volunteer she provides free services to the community.



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         (d) During the last five years, Nancy C. Dender has not been convicted in a criminal proceeding.

         (e) During the last five years, Nancy C. Dender has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Nancy C. Dender is a citizen of the United States.

         DR. GERALD GIBSON

         (a) Dr. Gerald Gibson

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) President of Maryville College, 502 E. Lamar Alexander Parkway, Maryville, Tennessee 37804-5907. Maryville College is an undergraduate level educational institution.

         (d) During the last five years, Dr. Gerald Gibson has not been convicted in a criminal proceeding.

         (e) During the last five years, Dr. Gerald Gibson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Gerald Gibson is a citizen of the United States.

         LUCY GUMP

         (a) Lucy Gump

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Community Volunteer, 703 North Mountain View Circle, Johnson City, Tennessee 37601. As a Community Volunteer she provides free services to the community.

         (d) During the last five years, Lucy Gump has not been convicted in a criminal proceeding.




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         (e) During the last five years, Lucy Gump has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Lucy Gump is a citizen of the United States.

         W. DWIGHT KESSEL

         (a) W. Dwight Kessel

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Retired, Community Volunteer, 4418 Beechwood Road, Knoxville, Tennessee 37920. As a Community Volunteer he provides free services to the community.

         (d) During the last five years, W. Dwight Kessel has not been convicted in a criminal proceeding.

         (e) During the last five years, W. Dwight Kessel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) W. Dwight Kessel is a citizen of the United States.

         CHARLOTTE T. LEIBROCK

         (a) Charlotte T. Leibrock

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Community Volunteer, 1399 Highway 73, Hartford Road, Newport, Tennessee 37821. As a Community Volunteer she provides free services to the community.

         (d) During the last five years, Charlotte T. Leibrock has not been convicted in a criminal proceeding.

         (e) During the last five years, Charlotte T. Leibrock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations



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of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Charlotte T. Leibrock is a citizen of the United States.

         G. MARK MAMANTOV

         (a) G. Mark Mamantov

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Attorney, Bass Berry & Sims PLC, 900 S. Gay Street, Suite 1700, Knoxville, Tennessee 37902. Bass, Berry & Sims PLC is a law firm.

         (d) During the last five years, G. Mark Mamantov has not been convicted in a criminal proceeding.

         (e) During the last five years, G. Mark Mamantov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) G. Mark Mamantov is a citizen of the United States.

         LARRY D. MAULDIN

         (a) Larry D. Mauldin

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Chairman and CEO of SunTrust Bank, 700 East Hill Avenue, Knoxville, Tennessee 37997. SunTrust Bank is a financial institution.

         (d) During the last five years, Larry D. Mauldin has not been convicted in a criminal proceeding.

         (e) During the last five years, Larry D. Mauldin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Larry D. Mauldin is a citizen of the United States.



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         KIM WOOD MCCLAMROCH

         (a) Kim Wood McClamroch

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Community Volunteer, 8220 Martin Mill Pike, Knoxville, Tennessee 37920. As a Community Volunteer Kim Wood McClamroch provides free services to the community.

         (d) During the last five years, Kim Wood McClamroch has not been convicted in a criminal proceeding.

         (e) During the last five years, Kim Wood McClamroch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Kim Wood McClamroch is a citizen of the United States.

         LLOYD L. MONTGOMERY III

         (a) Lloyd L. Montgomery III

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Banker, First American National Bank, 505 S. Gay Street, Knoxville, Tennessee 37902. First American National Bank is a financial institution.

         (d) During the last five years, Lloyd L. Montgomery III has not been convicted in a criminal proceeding.

         (e) During the last five years, Lloyd L. Montgomery III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Lloyd L. Montgomery III is a citizen of the United States.



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         HUGH J. MOSER III

         (a) Hugh J. Moser III

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Business Owner, Tennessee Valley Resources, Inc., P.O. Box 617, Jefferson City, Tennessee 37760. Tennessee Valley Resources, Inc., is a wholesaler of agricultural limestone and masonry sand.

         (d) During the last five years, Hugh J. Moser III has not been convicted in a criminal proceeding.

         (e) During the last five years, Hugh J. Moser III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Hugh J. Moser III is a citizen of the United States.

         ALVIN J. NANCE

         (a) Alvin J. Nance

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Banker, SunTrust Bank, 700 E. Hill Avenue, Knoxville, Tennessee 37997. SunTrust Bank is a financial institution.

         (d) During the last five years, Alvin J. Nance has not been convicted in a criminal proceeding.

         (e) During the last five years, Alvin J. Nance has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Alvin J. Nance is a citizen of the United States.

         SCOTT M. NISWONGER

         (a) Scott M. Niswonger



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         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Chairman/CEO of Landair Services, Inc., 430 Airport Road, Greeneville, Tennessee 37745. Landair Corporation is a high-service level truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce.

         (d) During the last five years, Scott M. Niswonger has not been convicted in a criminal proceeding.

         (e) During the last five years, Scott M. Niswonger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Scott M. Niswonger is a citizen of the United States.

         CHARLES M. PECCOLO, JR.

         (a) Charles M. Peccolo, Jr.

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Treasurer, University of Tennessee Treasurer's Office, 301 Andy Holt Tower, Knoxville, Tennessee 37996. The University of Tennessee is a public, postgraduate and undergraduate level educational institution.

         (d) During the last five years, Charles M. Peccolo, Jr. has not been convicted in a criminal proceeding.

         (e) During the last five years, Charles M. Peccolo, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Charles M. Peccolo, Jr. is a citizen of the United States.

         DR. LULA C. POWELL

         (a) Dr. Lula C. Powell

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.



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         (c) Principal of Green Magnet Math & Science Academy, 800 Townview
Drive, Knoxville, Tennessee 37915. Green Magnet Math & Science Academy is a public school.

         (d) During the last five years, Dr. Lula C. Powell has not been convicted in a criminal proceeding.

         (e) During the last five years, Dr. Lula C. Powell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Lula C. Powell is a citizen of the United States.

         J. DANIEL PRESSLEY

         (a) J. Daniel Pressley

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Managing Partner of Lattimore Black Morgan & Cain, 301 Gallaher View Road, Suite 300, Knoxville, Tennessee 37919. Lattimore Black Morgan & Cain is an accounting firm.

         (d) During the last five years, J. Daniel Pressley has not been convicted in a criminal proceeding.

         (e) During the last five years, J. Daniel Pressley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) J. Daniel Pressley is a citizen of the United States.

         RICHARD H. ROBERTS

         (a) Richard H. Roberts

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Sr. Vice President/General Counsel of Landair Services, Inc., 430 Airport Road, Greeneville, Tennessee 37745. Landair Corporation is a high-service level truckload carrier that transports a wide range of commodities in both intrastate and interstate commerce.



                                       13
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         (d) During the last five years, Richard H. Roberts has not been convicted in a criminal proceeding.

         (e) During the last five years, Richard H. Roberts has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Richard H. Roberts is a citizen of the United States.

         RABBI HOWARD A. SIMON

         (a) Rabbi Howard A. Simon

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Retired, 911 Miles Court, Knoxville, Tennessee 37923.

         (d) During the last five years, Rabbi Howard A. Simon has not been convicted in a criminal proceeding.

         (e) During the last five years, Rabbi Howard A. Simon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Rabbi Howard A. Simon is a citizen of the United States.

         JAMES F. SMITH, JR.

         (a) James F. Smith, Jr.

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Retired, Community Volunteer, 5508 Heathrow Drive, Knoxville, Tennessee 37919. As a Community Volunteer he provides free services to the community.

         (d) During the last five years, James F. Smith, Jr. has not been convicted in a criminal proceeding.



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         (e) During the last five years, James F. Smith, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) James F. Smith, Jr. is a citizen of the United States.

         ANNE L. SPROUSE

         (a) Anne L. Sprouse

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Community Volunteer, 4023 Alta Vista Way, Knoxville, Tennessee 37919. As a Community Volunteer she provides free services to the community.

         (d) During the last five years, Anne L. Sprouse has not been convicted in a criminal proceeding.

         (e) During the last five years, Anne L. Sprouse has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Anne L. Sprouse is a citizen of the United States.

         DON C. STANSBERRY III

         (a) Don C. Stansberry III

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Business Owner, 258 Woodland Place, Huntsville, Tennessee 37756. Mr. Stansberry has interests in multiple businesses in Scott County.

         (d) During the last five years, Don C. Stansberry III has not been convicted in a criminal proceeding.

         (e) During the last five years, Don C. Stansberry III has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations

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of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Don C. Stansberry III is a citizen of the United States.

         DR. MARY KAY SULLIVAN

         (a) Dr. Mary Kay Sullivan

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Associate Professor of Management, Division of Social Science, Maryville College, 502 E. Lamar Alexander Parkway, Maryville, Tennessee 37804. Maryville College is an undergraduate level educational institution.

         (d) During the last five years, Dr. Mary Kay Sullivan has not been convicted in a criminal proceeding.

         (e) During the last five years, Dr. Mary Kay Sullivan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Dr. Mary K. Sullivan is a citizen of the United States.

         TIMOTHY K. SWAIN

         (a) Timothy K. Swain

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Financial Planner, 813 Northshore Drive, Suite 102, Knoxville, Tennessee 37919. Mr. Swain advises people in planning their financial strategies.

         (d) During the last five years, Timothy K. Swain has not been convicted in a criminal proceeding.

         (e) During the last five years, Timothy K. Swain has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Timothy K. Swain is a citizen of the United States.

         GARY R. WADE

         (a) Gary R. Wade

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Judge, P.O. Box 444, Knoxville, Tennessee 37901. Gary R. Wade is a Criminal Court of Appeals Judge for the State of Tennessee.

         (d) During the last five years, Gary R. Wade has not been convicted in a criminal proceeding.

         (e) During the last five years, Gary R. Wade has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Gary R. Wade is a citizen of the United States.

         JOHN B. WATERS, JR.

         (a) John B. Waters, Jr.

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Attorney, 119 Commerce Street, Professional Building, Sevierville, Tennessee 37862-3524. Mr. Waters engages in the practice of law.

         (d) During the last five years, John B. Waters, Jr. has not been convicted in a criminal proceeding.

         (e) During the last five years, John B. Waters, Jr. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) John B. Waters, Jr. is a citizen of the United States.

         JERRY W. ASKEW, PH.D.

         (a) Jerry W. Askew, Ph.D.

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) President of East Tennessee Foundation, 550 W. Main Street, Suite 550, Knoxville, Tennessee 37902. ETF is a public non-profit charitable organization established for the purpose of creating permanent resources to enrich lives and strengthen communities in East Tennessee.

         (d) During the last five years, Jerry W. Askew has not been convicted in a criminal proceeding.

         (e) During the last five years, Jerry W. Askew has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Jerry W. Askew is a citizen of the United States.

         CAROLYN SCHWENN

         (a) Carolyn Schwenn

         (b) 550 West Main Street, Suite 550, Knoxville, Tennessee 37902.

         (c) Vice President for Finance and Administration, East Tennessee Foundation, 550 W. Main Street, Suite 550, Knoxville, Tennessee 37902. ETF is a public non-profit charitable organization established for the purpose of creating permanent resources to enrich lives and strengthen communities in East Tennessee.

         (d) During the last five years, Carolyn Schwenn has not been convicted in a criminal proceeding.

         (e) During the last five years, Carolyn Schwenn has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Carolyn Schwenn is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 21, 1999, Scott M. Niswonger made a gift of 700,000 shares of Common Stock of the Issuer to ETF.

ITEM 4.  PURPOSE OF TRANSACTION.

         ETF received the shares of Common Stock described herein as a gift from Scott M. Niswonger and holds the shares for investment purposes. In the ordinary course of business, representatives of ETF from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of the review of investments in the Common Stock, ETF may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's Business or corporate structure;
(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. There is no assurance that ETF will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which ETF may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

         Except as set forth above, ETF has no plans nor proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         East Tennessee Foundation

                  (a) ETF beneficially owns 11.5% of the Common Stock of the Issuer or 700,000 shares of Common Stock, consisting of 700,000 shares of Common Stock held directly.

                  (b) ETF beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power: 700,000 shares of Common Stock Shared Voting Power: 0 shares of Common Stock
                  Sole Dispositive Power: 700,000 shares of Common Stock Shared Dispositive Power: 0 shares of Common Stock

                  (c) N/A

                  (d) N/A

                  (e) N/A

         JOAN D. ALLEN

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         CHARLES C. ANDERSON, JR.

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         JAMES A. BEGALLA

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         DR. HAROLD A. BLACK

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         DR. EDWARD J. BOLING

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         JAMES L. CLAYTON

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         MICHAEL C. CRABTREE

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         NANCY C. DENDER

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         DR. GERALD GIBSON

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         LUCY GUMP

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         W. DWIGHT KESSEL

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         CHARLOTTE T. LEIBROCK

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         G. MARK MAMANTOV

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         LARRY D. MAULDIN

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         KIM WOOD MCCLAMROCH

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         LLOYD L. MONTGOMERY III

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         HUGH J. MOSER III

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         ALVIN J. NANCE

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         SCOTT M. NISWONGER

                  (a) Scott M. Niswonger beneficially owns 35.1% of the Common Stock of the Issuer or 2,129,520 shares of Common Stock, consisting of 2,128,920 shares of Common Stock held directly.

                  (b) Scott M. Niswonger beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power: 2,129,520 shares of Common Stock Shared Voting Power: 0 shares of Common Stock
                  Sole Dispositive Power: 2,129,520 shares of Common Stock Shared Dispositive Power: 0 shares of Common Stock

                  (c) N/A

                  (d) N/A

                  (e) N/A

         CHARLES M. PECCOLO, JR.

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         DR. LULA C. POWELL

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         J. DANIEL PRESSLEY

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         RICHARD H. ROBERTS

                  (a) Richard H. Roberts beneficially owns 5.2% of the Common Stock of the Issuer or 316,317 shares of Common Stock, consisting of 316,317 shares of Common Stock held directly.

                  (b) Richard H. Roberts beneficially owns the following number of shares of Common Stock with:

                  Sole Voting Power: 316,317 shares of Common Stock Shared Voting Power: 0 shares of Common Stock
                  Sole Dispositive Power: 316,317 shares of Common Stock Shared Dispositive Power: 0 shares of Common Stock

                  (c) N/A

                  (d) N/A

                  (e) N/A

         RABBI HOWARD A. SIMON

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         JAMES F. SMITH, JR.

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         ANNE L. SPROUSE

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         DON C. STANSBERRY III

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         DR. MARY KAY SULLIVAN

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         TIMOTHY K. SWAIN

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         GARY R. WADE

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         JOHN B. WATERS, JR.

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         JERRY W. ASKEW, PH.D.

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         CAROLYN SCHWENN

                  (a) N/A

                  (b) N/A

                  (c) N/A

                  (d) N/A

                  (e) N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                             East Tennessee Foundation



                                             By: /s/ Carolyn Schwenn
                                                 -------------------------------
                                                 Carolyn Schwenn, Secretary

Date:   October 1, 1999